Exhibit 21.1

List of Subsidiaries

The following is a list of Bioceres S.A.’s subsidiaries as of December 31, 2014.

1.	Bioceres Semillas S.A. (Argentina)

2.	Indear S.A. (Argentina)

3.	Inmet S.A. (Argentina)

4.	Bioceres Inc. (United States)